Exhibit 99.1

Prescience Point Capital Management Issues Open Letter to Shareholders of MiMedx Group

Intends on Withholding Votes Against Directors Phyllis Gardner and James Bierman at 2022 Annual Meeting and Vote Against Approval of Executive Compensation

BATON ROUGE, La., May 6, 2022 -- Prescience Point Capital Management LLC (“Prescience Point”), a research-focused, catalyst-driven investment firm that beneficially owns approximately 6.7% of the outstanding common stock of MiMedx Group, Inc. (“MDXG” or the “Company”) (NASDAQ: MDXG), today issued an open letter to shareholders announcing its intent to WITHHOLD its votes against two members of MDXG’s Board of Directors, Phyllis Gardner and James Bierman, who are up for election at the Company’s annual meeting of shareholders on June 7, 2022.

“MDXG’s share price is down over 70% from its peak less than a year ago, largely as a result of mismanaged clinical trials, value-destructive decisions, and poor investor communication, among other failures. Yet the Board recently granted millions of dollars in stock to CEO Tim Wright and other members of the Company’s senior leadership team,” said Eiad Asbahi, Founder and Managing Partner of Prescience Point.

“Under the Board’s oversight, management has aligned itself with, and power has become overly concentrated into, the hands of a private equity firm, EW Healthcare Partners (“EW”). This has resulted in the Company being run primarily for the benefit of two factions – EW and management – at the expense of the broader shareholder base. We believe shareholders deserve a truly representative Board that will make sound, value-creating decisions in the best interests of ALL shareholders. It is critically important that we all send a clear message through our WITHHOLD votes that continued underperformance, excessive compensation, and value-destructive actions of the Board and management will not be tolerated. This will also help set the stage for next year’s shareholder meeting, where four Board seats will be up for election,” added Mr. Asbahi.

The full text of the letter follows:

May 6, 2022

Dear Fellow MiMedx Shareholders:

Prescience Point Capital Management LLC, together with its affiliates (“Prescience Point”), beneficially owns approximately 6.7% of the outstanding shares of MiMedx Group, Inc. (“MDXG” or the “Company”), making us one of the Company’s largest shareholders. Despite gross mismanagement by the current regime, we continue to believe that MiMedx has an exciting future as a leader in the regenerative medicine space. Based on the extremely positive results from the first cohort of the Company’s Phase 2b knee osteoarthritis (OA) trial, we also continue to believe that Amniofix will be a game-changing, disease-modifying treatment for knee OA, with peak sales of over $15 billion.

For the past two and a half years, Prescience Point has worked diligently to create value for all MDXG shareholders. It is extremely distressing to see our constructive efforts repeatedly thwarted by the ill-conceived actions of the Company’s leadership team and Board of Directors, whose strategic missteps, inept public messaging, and poor governance have led to a chronic undervaluation of MDXG’s equity.

After being asked on its recent earnings call why the market consistently undervalues MDXG compared to its peers, CEO Tim Wright said: "I don't know exactly what is missing here from an investor viewpoint."

We agree with CEO Wright. Management does not know what investors want, and that is clearly reflected in MDXG shares, which are currently trading at a massive discount to fair value. Inexplicably, despite management’s dismal performance, the Board, including James Bierman, the Chair of the Compensation Committee, awarded management an excessive and undeserved windfall, including a 603,000 restricted share grant worth almost $3 million to CEO Wright.

That alone should merit sending a message to the Board that the current status quo has to change. It is also worth noting that, despite MDXG’s chronically languishing share price, not one member of management or the Board has ever stepped up to buy a single MDXG share with their own money since joining the Company.

IT IS TIME TO HOLD THE MIMEDX BOARD ACCOUNTABLE

For all of the reasons stated herein, we intend to vote “WITHHOLD ALL” to reject the election of Directors James Bierman and Phyllis Gardner and vote “AGAINST” the advisory approval of executive compensation, to register our dissatisfaction with the disastrous governance and direction of the Company. Our hope is that all shareholders understand the importance of withholding votes against these incumbent directors at the 2022 Annual Meeting in order to demonstrate that the status quo is unacceptable.

In our opinion, there are numerous examples of the Board’s and management’s disregard of shareholders’ interests:

Poor Investor Communication. MiMedx has failed to communicate the value of its wound care business and the immense promise of its premier asset – Amniofix – to the investment community. Management has continuously downplayed the peak sales potential of Amniofix by communicating a total addressable market (“TAM”) for the product that is a fraction of its true size. For example, during its recent presentation at the Canaccord Genuity Musculoskeletal Conference, CEO Tim Wright inexplicably estimated that the TAM for Amniofix is just $1.3 billion to $1.5 billion, implying that the product’s peak sales potential is just a few hundred million dollars. This type of inept messaging by management has led the markets to largely ignore and assign little value to the Company’s pipeline.

Given the fact that a majority of clinical-stage biotechnology companies are either sold or sign a partnership prior to running a Phase 3 trial, we believe there is a good chance that MDXG will pursue strategic alternatives for its Amniofix asset later this year. As such, we believe it is imperative that the Company rectify its inability to effectively communicate its story and other lingering issues ahead of these potential negotiations.

Egregiously Excessive Management Compensation. Despite management’s consistent track record of shareholder value destruction, the Board has awarded executive compensation that is unjustified by performance and far exceeds what is paid by comparable companies. In fiscal years 2020 and 2021, CEO Tim Wright’s total compensation was $4.7 million and $4.8 million, respectively. That was almost 2x the average compensation paid to CEOs of public companies with comparable annual sales. Furthermore, on April 8, 2022, with MDXG shares down more than 70% since September 10 and trading near their 52-week lows, the Board awarded management an excessive and undeserved share grant, including a 603,000 restricted share grant worth almost $3 million to CEO Wright. A WITHHOLD vote to reject Director James Bierman, who chairs the Compensation Committee, and a vote AGAINST the advisory approval of executive compensation would send a strong signal that shareholders will not tolerate this irresponsible behavior.

Inequitable Concentration of Board Influence. Under the current Board’s oversight, power has become overly concentrated in the hands of EW. Current or former EW affiliates hold 33% (three out of nine) of the Board seats, which we believe is not justified by EW’s share ownership of approximately 18%. As a preferred stock holder in the Company and a private equity firm, EW’s incentives are different, and its investment time horizon is likely much longer than those of the broader shareholder base, creating a severe conflict of interest. We are concerned that EW could use its oversized influence on the Board to block a potential sale of Amniofix or the entire business later this year, resulting in the Company squandering a potentially massive value-creative window for its long suffering shareholder base. A WITHHOLD vote against Director Phyllis Gardner, who is a former EW affiliate, would send a strong signal that shareholders will not tolerate this misalignment of interests.

Mismanaged Clinical Trials. Under the current Board and management, MDXG has badly mismanaged its clinical trials, which directly led to the disappointing results of both its Phase 2b knee OA and Phase 3 plantar fasciitis trials. To be more specific, the second patient cohort of both the Phase 2b knee OA and Phase 3 plantar fasciitis trials performed poorly because the patients in the treatment arm were given expired Amniofix product. This extremely careless error directly resulted in a 60% decline in MDXG’s share price on the day the results were announced. Rather than accept responsibility for mismanaging the clinical trials, the current Board and management have tried to deflect blame by claiming that poor trial design by prior management was the reason for the failure of the studies. We view this lack of accountability as deeply troubling.

Value Destructive EW Transaction. Despite having more than sufficient liquidity and covenant cushion to fund itself for the next 12+ months, in July 2020, MDXG raised $150 million of highly dilutive capital from EW and Hayfin Capital Management, including $100 million of preferred stock ($90 million from EW, $10 million from Hayfin) and a $50 million term loan (entirely funded by Hayfin). To make matters worse, with its shares trading near their pandemic low at just $5.40, MDXG inexplicably agreed to issue the $100 million of preferred stock with a conversion price of just $3.85, representing a discount of 28.7%. This excessive, unnecessary, and incredibly value destructive transaction epitomizes the lack of regard that the current Board and management have shown for the best interests of shareholders.

We continue to believe that MiMedx has tremendous potential to enhance shareholder value through its promising product pipeline and wound care business. However, we also believe that the failure of the Board and management to act in the best interests of MDXG shareholders will continue to be a major obstacle to value-creation.

We feel that it is imperative to make abundantly clear our dissatisfaction with the status quo, which is why we intend to vote “Withhold” against the incumbent directors standing for re-election and “Against” the advisory approval of executive compensation. Our hope is that long-serving incumbents are held accountable at the Annual Meeting.

Respectfully,

Eiad Asbahi, Founder

Prescience Point Capital Management

Disclaimer

This material does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. In addition, the discussions and opinions in this press release are for general information only and are not intended to provide investment advice. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are "forward-looking statements," which are not guarantees of future performance or results, and the words "anticipate," "believe," "expect," "potential," "could," "opportunity," "estimate," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this press release that are not historical facts are based on current expectations, speak only as of the date of this press release and involve risks that may cause the actual results to be materially different. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data, and any analyses provided to assist the recipient of this presentation in evaluating the matters described herein may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. Accordingly, any analyses should also not be viewed as factual and also should not be relied upon as an accurate prediction of future results. All figures are unaudited estimates and subject to revision without notice. Prescience Point disclaims any obligation to update the information herein and reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Past performance is not indicative of future results.

About Prescience Point Capital Management

Prescience Point Capital Management is a private investment manager that employs forensic investigative techniques to unearth significant mispricing in global markets. It specializes in extensive investigations of difficult-to-analyze public companies in order to uncover significant elements of the business that have been overlooked or ignored by others.

Prescience Point manages private funds on behalf of its clients and principals and takes positions both long and short in support of its research. Prescience Point invests across a broad set of equities that it believes have abnormally large disparities between what their underlying businesses are intrinsically worth and what their securities sell for. The firm was founded by investor Eiad Asbahi in 2009 and is headquartered in Baton Rouge, LA. Prescience Point Capital Management is a registered investment advisor with the State of Louisiana. Follow @PresciencePoint.

Investor Contact:

info@presciencepoint.com

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